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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Gee-Ten Ventures Inc.

Commission File No. 0-29964

620-475 Howe Street

Vancouver, British Columbia

Canada V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: June 24, 2005

By:"Paul Shatzko"

Name: Paul Shatzko

Title:

President

GEE-TEN VENTURES INC.

A Mining Exploration Company

Suite 614 – 475 Howe Street Vancouver BC V6C 2B3

TSX-V: GTV   OTCBB: GEEVF

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$400,000 PRIVATE PLACEMENT

June 2, 2005

Gee-Ten Ventures Inc. (the “Company”) announces that it has entered into agreements to complete a private placement of 2,000,000 units (each unit comprised of one common share and one share purchase warrant exercisable for two years at $0.30 per share) at $0.20 per unit for total proceeds of $400,000 (the “Private Placement”).

Proceeds of the Private Placement will be used to fund further examination of the Kuvo Project in Angola, the possible acquisition of projects by the Company and for general working capital purposes.

“The Private Placement allows us to further our investigation of, and possible acquisitions in, the Kuvo Project area in Angola, a highly prospective diamond and kimberlite area,” says Paul Shatzko, President of the Company.

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS NEWS RELEASE.

The private placement is subject to its acceptance for filing with the TSX-Venture Exchange. Finder’s fees of 10% are payable, in cash, on a $340,000 portion of the private placement.  The Private Placement securities, including securities underlying share purchase warrants, will be subject to a four month hold period from the date of the issuance of the units.

GEE-TEN VENTURES INC.

“Paul Shatzko, President”

Forward Looking Statement

 Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Gee-Ten Venture Inc.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Gee-Ten Venture Inc.s operations including political uncertainties and risks in the areas in which the company may engage in exploration. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission or in various filings on the SEDAR system at www.sedar.com

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Telephone: 604-669-4367  Facsimile: 604-669-4368

GEE-TEN Ventures Inc.

620-475 Howe Street

Vancouver, BC, V6C2B3

604-688-8286

Landsat Satellite Imagery combined with Geological Mapping and Reports have Identified 26 Kimberlite Targets on Kuvo Province Concession

June 9, 2005 (Vancouver, British Columbia)

A report prepared for Gee Ten Ventures Inc. (the "Company") by Earth Resource Surveys Inc., has identified 26 kimberlite structures on the Company's Kuvo Concessions located in the Huambo area of Angola.  The report has also demonstrated areas of surface disturbance due to recent mining activity.

The primary objective of the study was to search for changes over time that may have occurred between September 1986 and August 2001 in land use patterns that would be indicative of diamond activity.  A number of kimberlites are now known to be present within the Kuvo Concession and it is considered possible that unreported alluvial mining near other kimberlite occurrences on diamondiferous placers may have taken place.  Such instances could serve as valuable prospecting and exploration guides.

In addition to the land study, the satellite imagery permits a synoptic view of the terrain and regional structures where possible; geological structures were also delineated from satellite imagery.  William Jarvis, a "qualified person" as that term is defined in National Instrument policy 43-101, has reviewed the contents of this news release; as well, the Company anticipates completing a NI 43-101 report on the property at some point in the future.

On a further matter, the Company is pleased to announce the appointment of Lee Balak, a Vancouver businessman, to the Company's Board of Directors.   Mr. Balak has executed a management agreement with the Company.

Gee Ten Ventures Inc.

Paul Shatzko

President

GEE-TEN VENTURES INC.

A Mining Exploration Company

Suite 614 "475 Howe Street Vancouver BC V6C 2B3

TSX-V: GTV   OTCBB: GEEVF

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PRIVATE PLACEMENT AMENDED

June 20, 2005

Gee-Ten Ventures Inc. (the "Company") announces that it increased the amount of its private placement of 2,000,000 units (each unit comprised of one common share and one share purchase warrant exercisable for two years at $0.30 per share) at $0.20 per unit first announced on June 2, 2005.

The offering has been amended to 2,109,000 units for total proceeds of $421,800.

The Company wishes to clarify that its announcement on June 9, 2005 of "completion" of the private placement was intended to communicate that the subscription funds had been received and the private placement was fully subscribed.

The term did not mean that the private placement had "closed"and, in fact, the Company is awaiting receipt of TSX-Venture Exchange approval of the private placement before closing.

The finder's fee applicable to the private placement has been amended to $12,200, payable in cash.

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS NEWS RELEASE.

GEE-TEN VENTURES INC.

"Paul Shatzko, President"

Forward Looking Statement

 Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Gee-Ten Venture Inc.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Gee-Ten Venture Inc.'s operations including political uncertainties and risks in the areas in which the company may engage in exploration. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission or in various filings on the SEDAR system at www.sedar.com

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Telephone: 604-669-4367  Facsimile: 604-669-4368